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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                  SCHEDULE 13G



                   Under the Securities Exchange Act of 1934
                             (Amendment No. 1)*


                        Pulsepoint Communications Corp.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   745913103
                        ------------------------------
                                 (CUSIP Number)

                               January 14, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [_] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [_] Rule 13d-1(d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

  CUSIP NO. 745913103
            ---------


------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS.
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      Strome Susskind Hedgecap Fund, L.P.
      95-4385662
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
 2                                                              (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4

      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF
                          0
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6

     OWNED BY             261,235
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING
                          0
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                          261,235
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
                          261,235
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
10    (SEE INSTRUCTIONS)
                                                                    [_]

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
11
      4.8%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
12

      PN
------------------------------------------------------------------------------
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                                                                     Page 3 of 5

This Schedule 13G with regard to Pulsepoint Communications Corp (formerly known as "Digital Sound Corp.") is being filed on behalf of the undersigned to amend its Schedule 13D originally filed with the commission on February 4, 1998.


Item 1.

     (a)  Name of Issuer

          Pulsepoint Communications Corp.

     (b)  Address of Issuer's Principal Executive Offices

          6307 Carpinteria Avenue
          Carpinteria, CA 93013

Item 2.

     (a)  Name of Person Filing

          Strome Susskind Hedgecap Fund, L.P.

     (b)  Address of Principal Business Office or, if none, Residence

          100 Wilshire Blvd., 15th Floor, Santa Monica, CA 90401

     (c)  Citizenship

          Delaware

     (d)  Title of Class of Securities

          Common Stock (convertible from Series B Preferred Stock)

     (e)  Cusip Number

          74591303

Item 3

     If this statement is filed pursuant to (S)(S)240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)  [_]   Broker or dealer registered under section 15 of the Act (15 U.S.C.
           78o).

(b)  [_]   Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)  [_]   Insurance company as defined in section 3(a)(19) of the Act (15
           U.S.C. 78c).
(d)  [_]   Investment company registered under section 8 of the Investment
           Company Act of 1940 (15 U.S.C. 80a-8).
(e)  [_]   An investment adviser in accordance with (S)240.13d-1(b)(1)(ii)(E);
(f)  [_]   An employee benefit plan or endowment fund in accordance with
           (S)240.13d-1(b)(1)(ii)(F);
(g)  [_]   A parent holding company or control person in accordance with
           (S)240.13d-1(b)(1)(ii)(G);
(h)  [_]   A savings associations as defined in Section 3(b) of the Federal
           Deposit Insurance Act (12 U.S.C. 1813);
(i)  [_]   A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)  [_]   Group, in accordance with (S)240.13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to (S)240.13d-1(c), check this box [X].

Item 4.    Ownership

     (a)   Amount beneficially owned:   261,235

     (b)   Percent of Class:            4.8%

     (c)   Number of shares as to which the person has:

           (i)    Sole power to vote or direct the vote:                     0

           (ii)   Shared power to vote or direct the vote:             261,235
           (iii)  Sole power to dispose or direct the disposition:           0
           (iv)   Shared power to dispose or direct the disposition:   261,235

The shares reported herein are Series B Preferred Stock convertible into 261,235 shares of common stock.

Item 5.    Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securites, check the following [X].

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8.    Identification and Classification of Members of the Group.

N/A

Item 9.    Notice of Dissolution of Group.

N/A

Item 10.  Certifications.

(b) The following certification shall be included if the statement is filed pursuant to (S)240.13d-1(c):

By signing below I certify that, to th best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Date:  May 13, 1999


STROME SUSSKIND HEDGECAP FUND, L.P.

By:  Strome Investment Management, L.P., General Partner

     By its general partner, SSCO, Inc.


     By:  /s/ Jeffrey S. Lambert
         ____________________________
           Jeffrey S. Lambert
           Chief Operating Officer